Pinnacle Entertainment, Inc.

3980 Howard Hughes Parkway

Las Vegas, NV 89169

July 10, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pinnacle Entertainment, Inc. (the “Company”) (Commission File No. 001-37666)

Form S-4 (Registration No. 333-219107)

Ladies and Gentlemen:

The Company is seeking to register $500.0 million in aggregate principal amount of 5.625% Senior Notes due 2024 (the “Exchange Notes”) under the Securities Act of 1933, as amended (the “Act”), pursuant to a registration statement on Form S-4 (the “Registration Statement”) which has been filed with the Securities and Exchange Commission (the “Commission”), in reliance on the staff position enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988) (“Exxon”), Morgan Stanley & Co. Incorporated (avail. June 5, 1991) (“Morgan Stanley”) and Shearman & Sterling (avail. July 2, 1993) (“Shearman”).

As described in the Registration Statement, the Exchange Notes will be offered in exchange (the “Exchange Offer”) for the Company’s 5.625% Senior Notes due 2024 (the “Original Notes”), of which $500.0 million in aggregate principal amount are outstanding. The Original Notes were issued by the Company in April 2016 and October 2016 in reliance on Rule 144A and Regulation S under the Act.

In accordance with the staff position enunciated in Exxon, Morgan Stanley and Shearman, the Company represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the staff position enunciated in Exxon, Morgan Stanley and Shearman or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K promulgated under the Act.

In addition, with respect to broker-dealers who participate in the Exchange Offer, the Company represents that it, and to the best of its knowledge any affiliate of the Company, has not entered into any arrangement or understanding with any such broker-dealer to distribute the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer) that any broker-dealer who holds Original Notes acquired for its own account as a result of

Securities and Exchange Commission

July 10, 2017

market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes, respectively, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such Exchange Notes, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the Exchange Notes held by the broker-dealer). The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer an acknowledgement that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Act in connection with any resale of the Exchange Notes received in respect of such Original Notes, pursuant to the Exchange Offer. The letter of transmittal may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Act.

Very truly yours,

Pinnacle Entertainment, Inc. a Delaware corporation

By:	/s/ Elliot D. Hoops
Elliot D. Hoops
Vice President and Legal Counsel